Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

January 9, 2013

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:          Moduslink Global Solutions, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed by Peerless
  Systems Corporation, Timothy E. Brog and James W. Westphal
Filed December 28, 2012
File No. 001-35319

Dear Mr. Duchovny:

Reference is made to the Preliminary Proxy Statement filed on December 28, 2012 (“December 28, 2012 Soliciting Material”) with the Securities and Exchange Commission (the “Commission”) by Peerless Systems Corporation, Timothy Brog and James W. Westphal (collectively, the “Peerless Group”), in connection with the Peerless Group’s solicitation of proxies from the stockholders of the Company for use at its 2012 Annual Meeting of Stockholders.  On the date hereof, we filed Amendment No. 1 (“Amendment No. 1”) to the December 28, 2012 Solicitation Material.

Submitted for your review is (i) a memorandum, attached as Annex A hereto, setting forth Peerless’ responses to your comments made by letter dated January 3, 2013 (the “Staff Comment Letter”) and (ii) supplemental materials (attached thereto as Exhibits I-XII) in response to comments 3, 6 and 8.  For your convenience, each of the numbered paragraphs in Annex A corresponds to the numbered comment in the Staff Comment Letter.

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

PEERLESS SYSTEMS CORPORATION

By:
Timothy Brog
Chief Executive Officer

Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

Annex A

Peerless’ Responses to Comments
Transmitted by Letter dated January 3, 2013

Preliminary Schedule 14A

1.	Please fill in the blanks in your proxy statement.

Prior to the Peerless Group filing its definitive proxy statement all of the blanks in such document will be filled in.

Cover Letter

2.
We note your reference to your being a “significant” security holder throughout your proxy statement. We also note that you currently have beneficial ownership of 2.2% of the company’s shares. Please reconcile your disclosure.

In the proxy statement we disclose both facts, that the Peerless Group does have beneficial ownership of 2.2% of the Company’s shares and that the Peerless Group is a “significant” security holder; we do not believe that reconciliation between these two facts is required.  In our view, the Peerless Group is a “significant” stockholder of the Company for two reasons; size of our security ownership its active roll for advocating change at the Company for over 18 months.  According to the top institutional holders list, provided by Yahoo! Finance, the Peerless Group would be ranked among the top ten largest owners of the Company’s common stock as of September 30, 2012.

3.
Please provide us supplemental support for your statements that (i) an internal investigation of the company determined that “certain client contracts had not been ‘properly aligned with best corporate practices’” and (ii) company management” made “numerous promises” relating to the implementation of policies that would improve the company’s operating performance and stock price.

(i)
On June 11, 2012, the Company issued a press release stating that its “Board of Directors initiated an internal investigation and has determined that certain contracts have not been aligned consistently with ModusLink’s practice of retaining volume discounts.  In the course of the investigation, the Audit Committee also identified limited instances where vendor costs incurred were marked-up to clients in a manner not consistent with client contracts.”  Please refer to Exhibit “I” for supplemental information that supports our statement.

(ii)	Please refer to the following examples:

(a)
On the Company’s first quarter fiscal year 2010 conference call held with investors on December 7, 2009, the Company’s CEO said that “we remain confident that we have the right long-term strategy in place to grow shareholder value.” The day after the CEO made this statement, the Company’s common stock closed at $8.85 per share. On the December 21, 2012, the day that Company filed its Preliminary Proxy Statement, the Company’s common stock closed at $2.98. This represents a decline in the Company’s common stock price of 66.3%. Please refer to Exhibit “II” for supplemental information that supports our statement.

(b)
On the Company’s second quarter fiscal year 2010 conference call with held with investors on March 8, 2010, the Company’s CEO said that “we are confident that we have the right long-term strategy in place to grow shareholder value.” The day after the CEO made this statement, the Company’s common stock closed at $9.74 per share. On the December 21, 2012, the day that Company filed its Preliminary Proxy Statement, the Company’s common stock closed at $2.98. This represents a decline in the Company’s common stock price of 69.4%. Please refer to Exhibit “III” for supplemental information that supports our statement.

(c)
On the Company’s third quarter fiscal year 2010 conference call held with investors on June 8, 2010, the Company’s CEO said that “we remain confident that we have the strategy in place to achieve long-term growth and increase shareholder value.” The day after the CEO made this statement, the Company’s common stock closed at $6.42 per share. On the December 21, 2012, the day that Company filed its Preliminary Proxy Statement, the Company’s common stock closed at $2.98. This represents a decline in the Company’s common stock price of 53.6%. Please refer to Exhibit “IV” for supplemental information that supports our statement.

The examples above illustrate just a few instances where the Company has made promises and assertions that it was implementing strategies that would improve the Company’s operating performance and stock price, with no positive results for the Company stockholders.

4.
We note your disclosure in the first paragraph relating to the shortcomings you believe the current board has had and in the fourth paragraph that the possible election of your two nominees will result in the holding of only two out of seven board seats. Clarify in both instances that one of your nominees was elected to the board last year and remains on the board.

The requested disclosure has been made in the fourth paragraph in the cover letter.  However, we do not believe any additional disclosure needs to be made in the first paragraph because, among other things, it is now already stated on the same page less than 8 sentences after the first paragraph, thereby rendering such disclosure as duplicative.

5.	Please revise your proxy statement to select another color for your proxy card as Handy & Harman had already selected the gold color for its proxy card.

Peerless has chosen blue as the color of our proxy card and the requested disclosure has been made.

Cover Page, page 4

6.	Please provide us supplemental support for your statements that the company board has overseen “investments that have quickly lost significant value” and “a chronically shrinking enterprise value.”

The Company’s Board of Directors misused its balance sheet by spending $90.5 million for two acquisitions in 2008 and one in 2009 whose aggregate value has subsequently been written down by 59%.  The table set forth below shows the date, acquisition, purchase price, and subsequent write-downs associated with each transaction and is further detailed in the attached Exhibit “V” for supplemental information supporting our statement.

Date		Acqusition	Business Description	Purchase Price (cash $ millions)		Write Down in Q4'10 ($ millions)		Write Down in Q2'11 ($ millions)		Total Write Downs ($ millions)	% of purchase price
3/18/2008	A	Open Channel Solutions "OCS"	Provides entitlement and e-business management services and solutions to software publishers and digital content providers.	$13.7	A	$2.8	C			$2.8	20%
5/2/2008	A	PTS Electronics "PTS"	Remanufacturer of wireless products and HDTV’s	$45.8	A	$12.8	C	$15.9	D	$28.7	63%
12/4/2009	B	Tech For Less "TFL"	Buys returned consumer electronics products and excess inventory from retailers. Resells refurbished products through its own website.	$31.0	B	$10.2	C	$11.3	D	$21.5	69%
			TOTALS	$90.5		$25.8		$27.2		$53.0	59%

Tickmark Legend
All documents in quotes are attached as PDF's for your reference.
A - Refer to "MLNK 2008 10-K", Page 17
B - Refer to "MLNK 2010 10-K", Page 4
C - Refer to "MLNK 2010 10-K", Page 33
D - Refer to "MLNK Q2'11 10-Q", Page 7

In addition, as noted on page 7 of the Company’s fiscal second quarter 10-Q filing on March 14, 2011, the Company lowered its revenue growth forecast for two of the three acquisitions for the foreseeable future as seen below and please refer to Exhibit “VI” for supplemental information that supports our statement:

“While performing the interim goodwill impairment test, the Company lowered its forecast of revenue growth and gross profit margins for ModusLink PTS and TFL for fiscal years 2011 to 2018. Revenue growth rates and gross profit margins are the variables which have the most significant impact to the discounted cash flow models for these reporting units. The decline in our forecasts for ModusLink PTS and TFL is attributable to our consideration of the operating losses for these reporting units during the first half of fiscal year 2011, the consideration of the impact that the departure of key personnel could have on our future operating results for these reporting units, and increasingly adverse trends that resulted in further deterioration of current and future operating results. “

Please refer to the table below that shows the decline in the Company’s Enterprise value from July 31, 2007, through December 21, 2012, the date that the Company filed its Preliminary Proxy Statement.  In addition, please refer to Exhibit VII for supplemental information that supports our statement.

Period End	7/31/07	1/31/2012
SEC file date and Stock price at Close	10/15/07	12/21/2012

Stock price (Exhibits VII:A and VII:B)	$14.10	$2.98

Shares outstanding date	10/10/2007	11/26/2012
Shares outstanding (Exhibits VII:C and VII:D)	48,925	43,841
Market Cap	$689,838	$130,646

Plus: Debt (Exhibits VII:E and Exhibits:F)	$0	$0
Less: Cash (Exhibits VII:E and Exhibits:F)	$169,481	$95,618
Less: Short-term investments (Exhibits VII:E and Exhibits:F)	$111,850	$0
Less: Investments	$30,460	$12,352

Enterprise Value	$378,047	$22,676

Percent decrease		-94.0%

7.	Revise your proxy statement and form of proxy card to acknowledge the solicitation by Handy & Harman.

The requested disclosure has been made.

Reasons for the Solicitation, page 6

8.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following disclosure:

•	your belief that the company’s board and management continue their “collective failure to safeguard shareholder value and are responsible for a chronically declining stock price” (page 6);

The graph of Company’s stock performance from July 31, 2007, the beginning of the Company’s 2008 fiscal year, through December 21, 2012, the date that the Company filed its Preliminary Proxy Statement, clearly illustrates a chronic declining stock price.  It also shows that the Board of Directors and management are not fulfilling their job responsibilities to first safeguard, and then enhance shareholder value.  When adjusting for the special dividend of $0.91 per share of cash paid in March 2011 and the 1 for 10 reverse stock split, ModusLink’s stock was trading at $15.80 per share on July 31, 2007; and on December 21, 2012, the stock was priced at $3.89 per share, adjusted. This adjusted stock price for December 21, 2012 includes the closing price of $2.98 per share of the Company’s common stock on December 21, 2012 plus the benefit of the special dividend of $0.91 per share.

ModusLink's Historical Stock Price Performance From July 31, 2007 - December 21, 2012*

$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
7/31/2007
12/31/2007
5/31/2008
10/31/2008
3/31/2009
8/31/2009
1/31/2010
6/30/2010
11/30/2010
4/30/2011
9/30/2011
2/29/2012
7/31/2012
12/31/2012

Source: Yahoo! Finance
*Adjusted for the special dividend of $0.91 per share of Common Stock paid in March 2011

•	your belief that the company board has overseen a “failed process that has not yielded any tangible benefits to ModusLink’s stockholders and has proven to be a waste of time and money” (page 6);

As stated above, on November 16, 2011, the Company announced in a press release that “its Board of Directors has unanimously decided to explore strategic alternatives aimed at enhancing shareholder value.”  The Company also stated that the Company hired a financial advisor to “undertake a comprehensive and thorough review of viable strategic alternatives, including among other things a possible sale of certain of the Company’s assets and other strategic options.”  Again, in our opinion, one year is a considerable and sufficient amount of time and the Board has yet to inform its stockholders of any meaningful progress, if any, from the review process.  Furthermore, the Company’s stockholders have not benefited considering the price per share of the Company’s common stock has declined by approximately 30% from $4.28 on November 17, 2011, the day following the announced plan to undergo a strategic review, to $2.98 on December 21, 2012, the day the Company filed its Preliminary proxy Statement.  Please refer to Exhibit “VIII” for supplemental information that supports our statement.

•	your belief that the board has awarded “excessive severance and retention pay packages” (page 6);

On June 11, 2012, the Company issued a press release announcing both the “retirement” of its CEO and his immediate departure from the Company’s Board.  The Company also terminated its President of Global Operations effective immediately.  These management changes at the Company coincided directly with the Company announcing that the Audit Committee of the Company’s Board “has determined that certain client contracts have not been aligned consistently with ModusLink's practice of retaining volume discounts. In the course of this investigation, the Audit Committee also identified limited instances where vendor costs incurred were marked-up to clients in a manner not consistent with client contracts.”  Furthermore, the Company also stated that “based on the preliminary results of the Company's accounting evaluation done in connection with the investigation, however, the Company believes it is no longer able to conclude that amounts from such volume discounts and mark-ups, where now found to be inconsistent with client contracts, were correctly accounted for as revenue. As soon as practicable, the Company expects to restate its audited financial statements from fiscal years 2009 through 2011, as well as the first two quarters of fiscal 2012 and its unaudited selected financial data for fiscal years 2007 and 2008. As a result of the restatement, the Company expects to report downward adjustments to revenue of approximately $20 million to $30 million.”  Notwithstanding the severance agreements between the Company and its executive officers, given the facts presented that fraud allegedly occurred at the Company under their watch, we find it excessive that the Company’s former CEO received $1,415,250 (equal to one year’s base salary and target bonus for fiscal 2012) plus the accelerated vesting of up 66,010 options and 38,923 shares of restricted stock according to a Form   8-K filed by the Company on June 11, 2012.  We also find it excessive that the former President, Global Operations received a $450,000 severance payment.  Also on the same day, and in the wake of a SEC inquiry and resulting financial restatements which have still not been released, the Company announced that it entered into a retention agreements with its Chief Financial Officer and General Counsel, the two individuals who have direct oversight over both the integrity of the financial reporting and SEC related matters, where they each received a $400,000 bonus according to the Form 8-K.  We find awarding a cumulative $800,000 in bonuses to two individuals who oversaw alleged fraud to be excessive and unreasonable.  Please refer to Exhibits “I” and “IX” for supplemental information that supports our statement.

•	that the company’s enterprise value has declined from approximately $378 in fiscal 2007 to approximately $23 million on the Announcement Date (page 7);

Please refer to the table set forth above in our response to Comment 6 that contains the computation for the Company’s enterprise value on July 31, 2007 and December 21, 2012.

•	that the company “has too frequently failed to deliver on its stated financial and operational growth targets” (emphasis added; page 7);

On December 5, 2011, in an earnings press release the Company provided an outlook for its second quarter of fiscal 2012 stating that “the Company expects a sequential decline in revenue, compared to the first quarter of fiscal 2012, at a rate that is similar to the seasonal decline that the Company has experienced in recent years.”  For the second quarter of fiscal 2012 the Company reported a sequential decline in revenue of 13.4%, which was not at a rate similar to the seasonal decline that the Company has experience in recent years, but rather at a rate of nearly 3 times to 12 times the sequential decline in recent years.  For comparison, during fiscal year 2010 and 2011 second quarter revenue decreased by only 4.5% and 0.9% respectively.  Please refer to Exhibit “X” for supplemental information that supports our statement. The table below shows the sequential revenue results for the Company’s first and second quarters in fiscal years 2010 through 2012 and is referenced as Exhibit X:a for supplemental information that supports our statement.

FY ending July 31,	FY 2010		FY 2011		FY 2012
	1Q	2Q	1Q	2Q	1Q	2Q
Net Revenues ($ million)	$246.7	$235.5	$236.4	$234.2	$206.2	$178.6
Sequential % Change		-4.5%		-0.9%		-13.4%

Source: ModusLink Global Solutions, Inc. 10-Q's

•	your belief that the compensation paid to officers of the company is “extremely exorbitant” (page 14).

Over the last five fiscal years, the Company’s named executives in its Proxy Statements have collectively earned $29.0 million in total compensation.  During that same time period the market capitalization of the Company declined from $303.6 million on July 31, 2008 to $131.5 million on July 31, 2012, representing a 57.7% decrease in stockholder value.  Furthermore, the Company’s enterprise value decreased from $108.5 million to $23.5 million during that same time period, representing a 78.3% destruction of stockholder value.  It is our view that the compensation paid to officers of the Company is exorbitant relative to the amount of stockholder value that was destroyed under their watch.  Set forth below are two tables that illustrate the total compensation for the Company’s management during the last five fiscal years, as well as the enterprise value calculation for the Company on July 31, 2008 and July 31, 2012.  Please refer to Exhibit XI for supplemental information that supports our statement regarding executive compensation.

		Total Compensation, Fiscal Years ended July 31, ($)
Name	Principal Position	2008	2009	2010	2011	2012	Total
Joseph Lawler	CEO	2,201,790	2,265,281	2,858,076	1,362,727	1,290,515	9,978,389
Steven G. Crane	CFO	862,636	928,875	1,074,245	731,898	651,985	4,249,639
William McLennan	COO	1,243,652	1,143,249	1,302,347	795,728	1,142,615	5,627,591
Peter Gray	GC and Secretary	483,231	441,863	814,506	574,156	533,091	2,846,847
David Riley	Corporate Development		466,003	673,463	511,962	692,937	2,344,365
Scott Smith	Sales and marketing	920,783	469,457				1,390,240
Thomas Nightingale	President, Sales and Marketing					1,824,282	1,824,282
Scott Crawley	President, Global Operations					766,124	766,124
Total		$5,712,092	$5,714,728	$6,722,637	$3,976,471	$6,901,549	$29,027,477

Source: ModusLink Global Solutions, Inc. Proxy Statements

The table below calculates the Company’s enterprise values for the two referenced time periods and is referenced as Exhibit XII in the supplemental information that supports our statements.

Period End	7/31/08	1/31/2012
SEC file date and Stock price at Close	10/14/08	7/31/2012

Stock price (Exhibits XII:A and XII:B)	$6.58	$2.99

Shares outstanding date	10/8/2008	3/1/2012
Shares outstanding (Exhibits XII:C and XII:D)	46,151	43,982
Market Cap	$303,671	$131,506

Plus: Debt (Exhibits XII:E and Exhibits XII:F)	$0	$0
Less: Cash (Exhibits XII:E and Exhibits XII:F)	$160,585	$95,618
Less: Short-term investments (Exhibits XII:E and Exhibits XII:F)	$0	$0
Less: Investments	$34,558	$12,352

Enterprise Value	$108,528	$23,536

Percent decrease		-78.3%

9.
Please refer to the first sentence in the final bullet point on page 6. Revise your disclosure to clarify whether the severance payments and retention pay packages were part of existing employment agreement or executive compensation policy in place prior to the payments being made.

The requested disclosure has been made on page 6.

10.	Please revise your disclosure to clarify why, in the first paragraph on page 8, you except from your apparent criticism of the board’s performance the director in 2010 and 2011.

The requested disclosure has been made on page 8.

11.	Please revise the fourth bullet point on page 10 to disclose whether you have any specific plans to improve corporate governance practices.

The fourth bullet point on page 10 was deleted.

Proposal No. 1. Election of Directors, page 11

12.	Please disclose whether your nominees have consented to be named in your proxy statement to serve if elected.

The requested disclosure has been made on page 11.

Voting and Proxy Procedures, page 15

13.	Clarify in the second paragraph of this section that an unmarked proxy card delivered to you will not be voted on proposal 4.

The requested disclosure has been made on page 15.

Solicitation of Proxies, page 16

14.
We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

The Peerless Group confirms that it understands that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Certain Other Information, page 21

15.
You are required to provide information that will be contained in the company’s proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

The Peerless Group presently intends to rely on Rule 14a-5(c) and does not intend to distribute its proxy statement until the Company furnishes its proxy statement to stockholders.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Soliciting Material under Rule 14a-12 (the “Soliciting Material”) filed by Peerless Systems Corporation on December 28, 2012, each of the undersigned acknowledges the following:

●	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Soliciting Material relating to such participant.

●
The Staff’s comments or changes to disclosure in response to Staff comments in the Soliciting Material reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Soliciting Material.

●	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PEERLESS SYSTEMS CORPORATION By: /s/ Timothy Brog Name: Timothy E. Brog Title: Chief Executive Officer /s/ Timothy Brog TIMOTHY E. BROG /s/ James Westphal JAMES WESTPHAL